Exhibit 4.44

6 January, 2020

CGY Investments Limited

Unit A, 3/F, Cheong Sun Tower

116-118 Wing Lok Street

Sheung Wan

Hong Kong

Consultancy Agreement

We are pleased and welcome the acceptance of CGY Investments Limited (the “Consultant”), with its business address at Unit A, 3/F, Cheong Sun Tower, 116-118 Wing Lok Street, Sheung Wan, Hong Kong to enter into this Consultancy Agreement (the “Agreement”) with Aptorum Group Limited (the “Group”), a company incorporated with limited liabilities under the laws of Cayman Islands, with its business address at 17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

The following seeks to illustrate the context of the Agreement and the services to be rendered by the Consultant for the Group, and the terms and conditions as set out herewith.

1.	The Group

Aptorum Group Limited and its affiliates focus on the licensing of, and acquisition of early stage preclinical assets with the intention to engage in drug research, development, and commercialization purposes. Assets are acquired via open and public platforms such as the technology transfer offices of accredited universities and academic institutions.

2.	Scope of Services

(a)	The Consultant agrees to enter into this Agreement to provide certain consultancy, advisory, and management services to the Group on potential investment projects related to health care or R&D platforms. (the “Projects”)

(b)	The Consultant agrees to render consulting services to the Group for the continuance of this Agreement, devoting its best endeavours to promote the business interests of the Group by advising the Group with respect to professional advisory for the Projects.

(c)	The Consultant shall utilize due diligence and the highest professional standards of practice in performing its services under this Agreement, and shall comply with all applicable laws and regulations.

3.	Date of Commencement

The Consultant shall commence its services to the Group on 10 January, 2020 (the “Effective Date”).

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 ● F: (852) 2850 7286 ● www.aptorumgroup.com

4.	Service Fees and Expenses

(a)	Service Fees shall be provided to the Consultant with the expectation that its representative(s) devotes a suitable amount of time to adequately fulfill duties outlined in the Scope of Services for the Group; such duties may include, but not limited to, the overall steering in regulatory matters, the attendance of meetings, reviewing documentation associated to the Group’s Projects or related activities where necessary.

(b)	Such Service Fees shall be HKD104,000 per month, and shall be duly paid monthly to the Consultant subsequent to aforementioned Effective Date, and subject to the ongoing effect of the Agreement as pursuant to Section 7. Term and Termination.

5.	Expense Reimbursements

The Consultant is entitled to apply for reimbursement to expense outlays from time to time, deriving from expenses such as traveling and transportation costs, accommodation cost, and other expenses where reasonably incurred in relation to its representative(s) rendering said services for the Group and its affiliates in accordance to duties and tasks described in Section 2. Scope of Services.

6.	Privacy of Information

(a)	The Consultant and its representative(s) shall not except as authorized by the Group or its affiliates, or required by your responsibilities reveal to any person or company any of the trade secrets or any information concerning the organization, business, finances, transactions or affairs of the Group which may come to the knowledge during the contract with the Group and shall keep with complete secrecy confidential information entrusted to the Consultant or its representative(s) and shall not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Group or may be likely to do so. This restriction shall continue to apply if and when after the termination of this appointment without limit in time.

(b)	The Consultant and its representative(s) shall not either during the period of this appointment or afterwards use or permit to be used any books, documents, moneys, assets, records or other property belonging to or relating to any dealings, affair or business of the Group other than for the benefit of the Group. The Consultant shall immediately deliver and return to the Group all such books, documents, monies, securities, records or other property which the Consultant then have or should have in its possession upon termination of this appointment hereunder.

(c)	The Group, however, agrees to provide the Consultant in good faith with any information concerning areas of interest and relevance of the Group as required by the Consultant in order to fulfill the Scope of Services for the Group.

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 ● F: (852) 2850 7286 ● www.aptorumgroup.com

7.	Term and Termination

The term of this Agreement (the “Term”) shall remain in effect, unless it is terminated prior to expiration subsequent to the following circumstances:

(a)	By the Consultant, after giving the Group not less than one (1) month’s notice in writing; or

(b)	By the Group, after giving the Consultant one (1) month’s notice in writing; or

(c)	By the Group without notice or compensation in the event of any dishonesty, fraud, gross negligence, willful default or refusal to carry out any lawful order or instructions, or the repeated breach of any rules or regulations of the Group, or those as governed by the laws of your residency or incorporation by the Consultant or its representative(s).

Renewal of this Agreement shall be subject to the mutual agreement between the Group and the Consultant as defined in writing.

Please signify your acceptance of the above terms and conditions by signing and returning to us the enclosed duplicate copy of this Agreement.

Yours faithfully,

For and on behalf of		Agreed on behalf of
APTORUM GROUP LIMITED		CGY INVESTMENTS LIMITED

Name:	HUEN Chung Yuen Ian	Name:	LUI, Man Lok Mandy
Position:	Executive Director	Position:	Director
Date:		Date:

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 ● F: (852) 2850 7286 ● www.aptorumgroup.com

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